Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 19, 2014.
The Goldman Sachs Group, Inc. $ Commodity-Linked Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be March 9, 2015) is based on the inverse of the percentage change in the copper price as measured from the trade date to and including the determination date (expected to be March 4, 2015).  If the final copper price on the determination date is less than 90% (set on the trade date) of the initial copper price (set on the trade date), the return on your notes will be positive, up to a maximum of between $1,900 and $1,925 (set on the trade date). If the final copper price on the determination date is less than between 90% and 92.5% of the initial copper price, the return on your notes may be positive or negative, subject to the minimum settlement amount of between $950 and $975 (set on the trade date).   If the final copper price is greater than 92.5% of the initial copper price, the return on your notes will be negative.

To determine your payment at maturity, we will calculate the copper performance, which is the ratio of the final copper price to the initial copper price. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•     if the copper performance is less than 95% (the final copper price is less than 95% of the initial copper price), the sum of: (1) the minimum settlement amount plus (2) the product of (i) $1,000 times (ii) the difference of (a) 95% minus (b) the copper performance; or

•     if the copper performance is greater than or equal to 95% (the final copper price is greater than or equal to 95%  of the initial copper price), the minimum settlement amount.

As a result, if the copper price does not decrease by at least between 7.5% and 10% (set on the trade date) over the term of your notes, you will lose a portion of your face amount. In addition, due to the copper return formula, the payment at maturity for each $1,000 face amount of the notes cannot exceed between $1,900 and $1,925.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page S-7.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $965 and $995 per $1,000 face amount, which will be less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $     per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through                .

Original issue date :	, 2014	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. dated          , 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Prospectus supplement dated September 19, 2011

•                  Prospectus dated September 19, 2011

The information in this prospectus supplement supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”.  Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-18.  Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries.  Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc.  References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Copper price:  the London Metal Exchange (“LME”) official price, in U.S. dollars, per metric ton of Grade A Copper as determined by the LME (between 12:20 and 1:15 p.m. London time) for cash sellers plus settlement during the second ring session, as displayed on Bloomberg page “LOCADY <comdty>“ (or any official successor thereto), on any trading day; see “Copper Price” on page S-24

Specified currency:  U.S. dollars (“$”)

Face amount:  each note will have a face amount equal to $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page S-9 of this prospectus supplement.

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated, pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize the notes as short-term debt instruments that provide for a contingent payment upon maturity, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” herein. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the maturity of your notes, it would be reasonable for you to recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your notes at such time and the amount you paid for your notes. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion.

Cash settlement amount: for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•     if the copper performance is less than 95.00% , the sum of: (1) the minimum settlement amount plus (2) the product of (i) $1,000 times (ii) the difference of (a) 95.00%  minus (b) the copper performance; or

•     if the copper performance is greater than or equal to 95.00%, the minimum settlement amount.

Initial copper price (to be set on the trade date):  expected to be the copper price on the trade date

Final copper price:  the copper price on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 and subject to adjustment as provided under “Specific Terms of Your Notes — Discontinuance of the Copper Price” on page S-20

Copper performance:  the quotient of (i) the final copper price divided by (ii) the initial copper price, expressed as a percentage

Minimum settlement amount (to be set on the trade date):  expected to be between $950.00 and $975.00

Trade date:

Original issue date (settlement date) (to be set on the trade date):  expected to be the fifth scheduled business day following the trade date

Stated maturity date (to be set on the trade date):  expected to be March 9, 2015, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-19

Determination date (to be set on the trade date):  expected to be March 4, 2015, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-19

No interest:  the offered notes will not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to any redemption right or price dependent redemption right

Calculation agent:  Goldman, Sachs & Co.

Business day:  as described on page S-21 under “Specific Terms of Your Notes — Special Calculation Provisions — Business Day”

Trading day:  as described on page S-21 under “Specific Terms of Your Notes — Special Calculation Provisions — Trading Day”

CUSIP:

ISIN:

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical copper prices on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final copper prices that are entirely hypothetical; no one can predict what the copper price will be on any day throughout the life of your notes, and no one can predict what the final copper price will be on the determination date.  The copper price has been highly volatile in the past — meaning that the copper price has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the price of copper and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page S-7 of this prospectus supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Minimum settlement amount	$950.00
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date Notes purchased on original issue date and held to the stated maturity date

Moreover, we have not yet set the initial copper price that will serve as the baseline for determining the copper performance and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial copper price may differ substantially from the copper price prior to the trade date.

For these reasons, the actual copper price over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical copper prices shown elsewhere in this prospectus supplement.  For information about the historical copper prices during recent periods, see “Copper — Historical Copper Prices” on page S-24.  Before investing in the offered notes, you should consult publicly available information to determine the copper prices between the date of this prospectus supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The prices in the left column of the table below represent hypothetical final copper prices and are expressed as percentages of the initial copper price.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final copper price (expressed as a percentage of the initial copper price), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final copper price (expressed as a percentage of the initial copper price) and the assumptions noted above.

Hypothetical Final Copper Price (as Percentage of Initial Copper Price)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
0.000%	190.000%
25.000%	165.000%
50.000%	140.000%
75.000%	115.000%
87.500%	102.500%
90.000%	100.000%
93.000%	97.000%
95.000%	95.000%
97.000%	95.000%
100.000%	95.000%
110.000%	95.000%
125.000%	95.000%
135.000%	95.000%
150.000%	95.000%

If, for example, the final copper price were determined to be 150.000% of the initial copper price, the cash settlement amount that we would deliver on your notes at maturity would be 95.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 5.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  Alternatively, if the final copper price were determined to be 93.000% of the initial copper price, the cash settlement amount that we would deliver on your notes at maturity would be 97.000% of $1,000 face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 3.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). Because of the formula used to calculate the cash settlement amount, if the hypothetical copper price does not decrease by at least 10.000%, you will lose a portion of your face amount. In addition, if the final copper price were determined to be 75.000% of the initial copper price, the cash settlement amount that we would deliver on your notes at maturity would be 115.000% of $1,000 face amount of your notes, as shown in the table above.  Therefore, any positive return on the notes will be less than the percentage decrease in the copper price.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final copper price (expressed as a percentage of the initial copper price) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final copper price (expressed as a percentage of the initial copper price) of greater than 90.000% (the section right of the 90.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices of copper that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes.  The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes.  If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.  Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-9.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time).  The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes as described elsewhere in this prospectus supplement.

We cannot predict the actual final copper price or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the copper price and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial copper price and the actual minimum settlement amount, which we will set on the trade date, and the actual final copper price determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of the Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in copper.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this prospectus supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of the excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this prospectus supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the inverse of the percentage change in the copper price, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount Payable on Your Notes Is Not Linked to the Copper Price at Any Time Other than the Determination Date

The final copper price will be based on the copper price on the determination date (subject to adjustment as described elsewhere in this prospectus supplement). Therefore, if the copper price increased precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the copper price prior to such increase.  Although the actual copper price on the stated maturity date or at other times during the life of your notes may be less than the final copper price, you will not benefit from the copper price at any time other than on the determination date.

You May Lose A Portion of Your Investment in the Notes

You can lose a portion of your investment in the notes. The cash settlement amount you will be paid for your notes on the stated maturity date will be based on the inverse of the percentage change in the copper price as measured from the initial copper price set on the trade date to the copper price on the determination date. If the final copper price is greater than or equal to 95.00% of the initial copper price, you will receive less than the face amount of your notes and may receive only the minimum settlement amount. As a result, if the copper price does not decrease by at least between 7.50% and 10.00% (set on the trade date), you will lose a portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes.  Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes.  As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Due to the Copper Performance Formula, the Return on Your Notes Is Limited

Due to the copper performance formula, the return on your notes is limited to the maximum amount of between $1,900.00 and $1,925.00 (set on the trade date) for each $1,000 face amount of your notes, as the copper performance can never be less than 0.00%.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.  The underwriting discount and net proceeds may also differ substantially from the values provided on the cover of this prospectus supplement.

Any Positive Return on the Notes Will Be Less Than the Percentage Decrease in the Copper Price

The notes provide for a minimum payment at maturity. However, even if the final copper price is less than the initial copper price, your positive return on the notes will be less than the percentage by which the copper price has decreased. See “Hypothetical Examples” above. Accordingly, your return on the notes may be less than that of an investment in a different type of instrument that has a return that is inverse to the performance of the copper price, and that is calculated differently from the notes.

There Are Risks Associated with a Concentrated Investment in a Single Commodity

The cash settlement amount on the notes is linked exclusively to the copper price and not to a basket consisting of several diversified commodities or a broad-based commodity index.  The copper price may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the price of a single commodity, the notes may carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                              the final copper price relative to the initial copper price;

•                              the volatility — i.e., the frequency and magnitude of changes — in the copper price;

•                              economic, financial, legislative, regulatory, political, military and other events that affect commodity markets generally and the market segments of which copper is a part, and which may affect the copper price;

•                              interest rates and yield rates in the market;

•                              the time remaining until your notes mature; and

•                              our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction.  If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict future changes in the copper price based on historical changes in the copper price.  The actual changes in the copper price over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical copper prices or to the hypothetical return examples shown elsewhere in this prospectus supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Copper Price May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

The copper price has fluctuated widely in recent years.  Among the factors that may affect the copper price and the value of your notes in varying ways are:

•                              global copper supply and demand, which is influenced by factors such as (i) sales of copper by copper producers; (ii) purchases of copper by consumers (e.g., manufacturers) to meet demand for their products; (iii) sales by consumers of their existing copper supply as a result of decreased demand for their products; (iv) purchases made by copper producers, including as part of their hedging strategies; (v) production and cost levels in major copper-producing countries; (vi) the cost and availability of transportation from a copper-producing country or region to a copper-consuming country or region; (vii) industrial demand, including in the developing and emerging markets; and (viii) financial activities, including investment, trading, hedging or other activities conducted by large trading houses, producers, users, hedge funds, commodities funds, governments or other investors and speculators;

•                              changes in expectations regarding the availability and cost of copper, which is influenced by such factors as: (i) changes in technology used in the extraction and processing of copper ore and the recovery and recycling of copper from above ground stock; (ii) changes in law and regulation relating to that extraction, processing, recovery and recycling, including environmental and health and safety laws and regulations; (iii) changes in current reserves, including proven and probable reserves; and (iv) changes in estimates for long term copper prices, which may affect the economic viability of the extraction of reserves;

•                              disruptions that may impact the accuracy of copper supply projections, ranging from technical issues at mines to political and social instability in production areas to infrastructure and workforce constraints. For example, in Africa, the two most productive countries on that continent have been inconsistent suppliers of copper since the mid-1970s, due to political and social instability causing supply risks, including sovereign risk, threat of asset expropriation, ownership disputes over certain large mines and limited infrastructure;

•                              changes in the geographic distribution of sources of copper supply and changes in areas of copper use and consumption;

•                              changes in expenses relating to the insurance, warehousing, transportation, delivery and storage of copper;

•                              investors’ expectations with respect to the rate of inflation;

•                              currency exchange rates;

•                              interest rates;

•                              governmental programs and policies;

•                              investment and trading activities of market participants; and

•                              global or regional political, economic or financial events and situations.

The Copper Price Has Been Affected by Increased Demand for Copper in Emerging Market Countries

The global price of copper has been affected by increased demand for copper in emerging market countries.  Factors correlated with such increased demand include increases in large-scale manufacturing and infrastructure projects and a deficiency of domestic copper resources to meet demand. If such demand continues or increases, the copper price may increase, and the value of your notes and the payment at maturity may be adversely affected.

An Investment in the Notes Is Subject to Risks Associated With Foreign Commodities Markets

The notes are linked to the price of copper as determined by the LME. You should be aware that investments in securities linked to the value of foreign commodity prices involve particular risks.

The LME is a foreign trading facility located outside the United States that is not regulated by U.S. regulatory authorities. The regulations of the Commodity Futures Trading Commission (the “CFTC”) do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events. It is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in copper.

If the LME should cease operations, if trading in copper should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LME should change any rule or bylaw or take emergency action under its rules, the market for copper, as well as the value of the notes, may be affected. Certain features of U.S. futures contracts are not present in the context of trading on the LME. For example, there are currently no daily price limits on the LME that would otherwise restrict fluctuations in the price of commodities. Although the LME can impose such limits under existing rules, it can do so only in rare emergency circumstances such as war. In an increasing market, it is possible that prices would continue to increase without limitation within a trading day or over a period of trading days.

The LME May Close the Ring or Change the Rules of any of its Markets at Any Time

A number of markets and financial benchmarks have come under increasing pressure regarding price discovery, transparency of pricing, integrity and governance.  The LME is no exception.  The LME conducted an internal audit in 2014 and concluded that the ring meets the International Organization of Securities Commissions published principles for financial benchmarks, which include recommendations for changes to benchmark governance, quality and accountability mechanisms (the “IOSCO Principles”), and therefore determined it would keep the ring open beyond 2015 and was investing in additional infrastructure.  The LME noted, however, that it would continue to conduct internal and external audits, that it had adopted 20 new rules since 2010, and it would continue to make changes as necessary.  The LME also noted that the ring would need enhancements to keep pace with the changing marketplace and LME’s other trading venues (including its electronic venues).  If the LME adopts additional changes to the rules of the ring, including, among other things, any changes in the methods pursuant to which the LME Official Price for copper is determined, or any other changes that may result from the implementation of IOSCO Principles or otherwise, such changes may result in a sudden or prolonged increase or decrease or heightened volatility in the LME Official Price for copper.  Any such effects on the LME Official Price for copper may adversely affect the value of, and payment at maturity on, your notes.  Further, uncertainty as to the extent and manner in which the LME will continue to adopt changes and whether it will continue to support the ring and the timing of such changes may adversely affect the trading market for your notes.  See “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — Discontinuance of the Copper Price” below.

You Will Not Have Any Rights Against the Publishers of the Copper Price

You will have no rights against the publishers of the copper price, even though the amount you receive at maturity, if any, will depend on the inverse of the percentage change in the copper price from the trade date to the determination date.  The publishers of the copper price are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.  You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, copper or options, swaps or futures, based upon the copper price.

If the Copper Price Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from changes in the copper price.  Changes in the copper price may not result in a comparable change in the market value of your notes.  Even if the copper price decreases below the initial copper price during the life of the notes, the market value of your notes may not increase by the same amount.  We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

Legal and Regulatory Changes Could Adversely Affect the Copper Price

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which effected substantial changes to the regulation of the futures and over-the-counter (OTC) derivative markets, was enacted in July 2010. Dodd-Frank requires regulators, including the Commodity Futures Trading Commission (the “CFTC”), to adopt regulations to implement many of the requirements of the legislation. While the CFTC has adopted many of the required regulations, a number of them have only recently become effective, and certain requirements remain to be finalized. The ultimate impact of the regulatory scheme, therefore, cannot yet be fully determined. Under Dodd-Frank, the CFTC approved a final rule to impose limits on the size of positions that can be held by market participants in futures and OTC derivatives on physical commodities.  Those rules were challenged in federal court by industry groups and were vacated by a decision of the court in September 2012.  While the CFTC subsequently proposed a new rule on position limits, its ultimate scope and impact, as well as the content, scope or impact of other CFTC rules, cannot be conclusively determined at present, and these limits will likely restrict the ability of certain market participants to participate in the commodity, future and swap markets and markets for other OTC derivatives on physical commodities to the extent and at the levels that they have in the past.  These factors may also have the effect of reducing liquidity and increasing costs in these markets as well as affecting the structure of the markets in other ways. In addition, these legislative and regulatory changes have increased, and will continue to increase, the level of regulation of markets and market participants, and therefore the costs of participating in the commodities, futures and OTC derivative markets. Without limitation, these changes require many OTC derivative transactions to be executed on regulated exchanges or trading platforms and cleared through regulated clearing houses. Swap dealers (as defined by the CFTC) are also required to be registered and are or will be subject to various regulatory requirements, including, but not limited to, proposed capital and margin requirements, record keeping and reporting requirements and various business conduct requirements. These legislative and regulatory changes, and the resulting increased costs and regulatory oversight requirements, could result in market participants being required to, or deciding to, limit their trading activities, which could cause reductions in market liquidity and increases in market volatility.  In addition, transaction costs incurred by market participants are likely to be higher than in the past, reflecting the costs of compliance with the new regulations.  These consequences could adversely affect the copper price, which could in turn adversely affect the return on and value of your notes.

In addition, other regulatory bodies have proposed or may propose in the future legislation similar to that proposed by Dodd-Frank or other legislation containing other restrictions that could adversely impact the liquidity of and increase costs of participating in the commodities markets. For example, in October 2011 the European Commission published a proposal to replace the Markets in Financial Instruments Directive (2004/39/EC) with a new Markets in Financial Instruments Regulation and an amended Markets in Financial Instruments Directive (together, “MiFID II”), which was adopted in April 2014. MiFID II provides for the establishment of position limits on the size of positions in commodity derivatives which a person may hold over a specified period of time. By way of further example, the European Market Infrastructure Regulation (Regulation (EU) No 648/2012) (“EMIR”) will require mandatory clearing of certain OTC derivative contracts, reporting of derivatives and risk mitigation techniques (including margin requirements) for uncleared OTC derivative contracts. EMIR will likely impact a number of market participants and is expected to increase the cost of transacting derivatives.  Any of these changes affecting market participants could in some circumstances adversely affect the copper price, which could in turn adversely affect the return on and value of your notes.

Investing in the Notes Is Not the Same as Investing in Copper or Any Futures Contracts

The payment at maturity on the notes is based on the copper performance. The return on your notes may not reflect the return you would realize if you directly invested in instruments that provide exposure to a short position in copper. You will not have any rights that holders of copper or any related futures contracts have.

Goldman Sachs’ Anticipated Hedging Activities May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

As we describe under “Use of Proceeds” and “Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, may hedge our obligations under the notes by trading derivative instruments linked to copper.  We also expect to adjust the hedge by, among other things, purchasing or selling derivatives based on copper, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes.  We may also enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to changes in the copper price.

In addition to entering into such transactions itself, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions.  These activities may be undertaken to achieve a variety of objectives, including:  permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.

Any of these hedging or other activities may adversely affect the copper price directly or indirectly and therefore the market value of your notes and the amount, if any, we will pay on your notes at maturity.  In addition, you should expect that these transactions will cause Goldman Sachs or its clients or counterparties to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes.  Goldman Sachs will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines.

Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes

Goldman Sachs is a global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.  As such, it acts as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker and lender.  In those and other capacities, Goldman Sachs purchases, sells or holds a broad array of investments, actively trades securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own account or for the accounts of its customers, and will have other direct or indirect interests, in the global fixed income, currency, commodity, equity, bank loan and other markets.  Any of Goldman Sachs’ financial market activities may, individually or in the aggregate, have an adverse effect on the market for your notes, and you should expect that the interests of Goldman Sachs or its clients or counterparties will at times be adverse to those of investors in the notes.  Goldman, Sachs & Co. and its affiliates actively trade commodities contracts on copper and options on commodities contracts on copper, over-the-counter contracts on copper and other instruments and derivative products based on numerous other commodities.  Goldman, Sachs & Co. and its affiliates also trade instruments and derivative products based on copper.  Trading in any of the foregoing by Goldman, Sachs & Co. and its affiliates and unaffiliated third parties could adversely affect the value of copper which could in turn affect the return on and the value of your notes.

Goldman Sachs regularly offers a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to your notes or linked to copper.  Investors in the notes should expect that Goldman Sachs will offer securities, financial instruments and other products that will compete with the notes for liquidity, research coverage or otherwise.

Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

Goldman Sachs actively makes markets in and trades financial instruments for its own account and for the accounts of customers.  These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products.  Goldman Sachs’ activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise.  The securities and instruments in which Goldman Sachs takes positions, or expects to take positions, include securities and instruments linked to copper.  Market making is an activity where Goldman Sachs buys and sells on behalf of customers, or for its own account, to satisfy the expected demand of customers.  By its nature, market making involves facilitating transactions among market participants that have differing views of securities and instruments.  As a result, you should expect that we and our affiliates will take positions that are inconsistent with, or adverse to, the investment objectives of investors in the notes.

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

Goldman Sachs and its personnel, including its sales and trading, investment research and investment management personnel regularly make investment recommendations, provide market color or trading ideas, or publish or express independent views in respect of a wide range of markets, issuers, securities and instruments.  They regularly implement, or recommend to clients that they implement, various investment strategies relating to these markets, issuers, securities and instruments.  These strategies include, for example, buying or selling credit protection against a default or other event involving an issuer or financial instrument.  Any of these recommendations and views may be negative with respect to copper or other securities or instruments similar to or linked to copper or result in trading strategies that have a negative impact on the market for any such securities or instruments, particularly in illiquid markets and therefore may affect the market value of your notes or the amount payable on your notes at maturity.  In addition, you should expect that personnel in the trading and investing businesses of Goldman Sachs will have or develop independent views of copper or other market trends, which may not be aligned with the views and objectives of investors in the notes.

The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

A completed offering may reduce the existing exposure of Goldman Sachs to copper or assets and instruments linked to copper, including exposure gained through hedging transactions in anticipation of this offering.  An offering of notes will effectively transfer a portion of Goldman Sachs’ exposure (and indirectly transfer the exposure of our hedging or other counterparties) to investors in the notes.

The terms of the offering (including the establishment of transaction terms) may have been selected in order to serve the investment or other objectives of Goldman Sachs or another affiliate, client or counterparty of Goldman Sachs.  In such a case, we would typically receive the input of other parties that are involved in or otherwise have an interest in the offering, transactions hedged by the offering, or related transactions.  The incentives of these other parties would normally differ from and in many cases be contrary to those of investors in the notes.

Other Investors in the Notes May Not Have the Same Interests as You

Other investors in the notes are not required to take into account the interests of any other investor in exercising remedies or voting or other rights in their capacity as holders of the notes or in making recommendations to Goldman Sachs as to the establishment of other transaction terms.  The interests of other investors may, in some circumstances, be adverse to your interests.  For example, certain investors may take short positions (directly or indirectly through derivative transactions) on assets that are the same or similar to your notes, or other similar assets, which may adversely impact the market for or value of your notes.

You Have No Rights with Respect to Copper or Rights to Receive Any Copper

Investing in your notes will not make you a holder of copper.  Neither you nor any other holder or owner of your notes will have any rights with respect to copper.  Any amounts payable on your notes will be made in cash, and you will have no right to receive copper.

Past Copper Price Performance Is No Guide to Future Performance

The actual performance of the copper price over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the historical copper prices or to the hypothetical return examples set forth elsewhere in this prospectus supplement.  We cannot predict the future performance of the copper price.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Notes and the Amount You May Receive on the Stated Maturity Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final copper price on the determination date, which we will use to determine the amount we will pay, if any, on the stated maturity date; market disruption events; non-trading days; the determination date; the stated maturity date; the default amount and any amount payable on your notes.  See “Specific Terms of Your Notes” below.  The calculation agent also has discretion in making certain adjustments relating to discontinuation of the copper price.  The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Trading and Investment Activities by Goldman Sachs for its Own Account or for its Clients, May Negatively Impact Investors in the Notes” above.  We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Suspensions or Disruptions of Market Trading in Copper May Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary and potentially long-lasting distortions or other disruptions due to various factors.

If a market disruption event has occurred with respect to the copper price, the calculation agent will determine the final copper price as described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event or a Non-Trading Day” below.  Under the circumstances described above, the copper price and the value of your notes may be adversely affected.  See also “The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing,” below.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing

If the calculation agent determines that, on the date that would otherwise be the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first following trading day on which no market disruption event occurs or is continuing.  In no case, however, will such date be postponed to a date later than five scheduled trading days following the originally scheduled determination date.  As a result, if the determination date is so postponed, the stated maturity date for your notes will also be postponed to the third scheduled business day after the determination date, as postponed.  Moreover, if the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date.

If the calculation agent determines that the copper price that must be used to determine the cash settlement amount is not available on the determination date, either because of a market disruption event, a non-trading day or for any other reason (other than as described under “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — Discontinuance of the Copper Price” below), the calculation agent will nevertheless determine the final copper price based on its assessment, made in its sole discretion, of the copper price at the applicable time on that day.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We intend to treat your notes as short-term debt instruments that provide for a contingent payment upon maturity. We discuss these matters under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning the notes in light of your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Your notes could be subject to a U.S. withholding tax of 30% under FATCA.  This tax could apply if you or any non-U.S. person or entity that receives a payment (directly or indirectly) on your behalf (including a bank, custodian, broker or other payee, at any point in the series of payments made on your notes) does not comply with the U.S. information reporting, withholding, identification, certification, and related requirements imposed by FATCA.  The payments potentially subject to this withholding tax include interest (including original issue discount) and other periodic payments as well as payments made upon the sale, exchange or maturity of your notes.

You should consult your tax advisor regarding the relevant U.S. law and other official guidance on FATCA.  You could be affected by this withholding if, for example, your bank or broker through which you hold the notes is subject to withholding because it fails to comply with these requirements.  This might be the case even if you would not otherwise have been directly subject to withholding. Accordingly, you should consult your bank or broker about the likelihood that payments to it (for credit to you) will become subject to withholding in the payment chain.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes.  However, the withholding tax described above will not apply to payments made upon the sale, exchange or maturity of the notes before January 1, 2017.

We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive significantly less than the amount that you would have otherwise received with respect to your notes.  Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding.  However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  For more information, see “Supplemental Discussion of Federal Income Tax Consequences— Foreign Account Tax Compliance Act (FATCA) Withholding” on page S-29 of this prospectus supplement.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”.  Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries.  Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D program, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company.  Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement.  The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement.  The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

No interest:  we will not pay interest on your notes

Specified currency:

•                              U.S. dollars (“$”)

Form of note:

•                              global form only:  yes, at DTC

•                              non-global form available:  no

Denominations:  each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•                              full defeasance:  no

•                              covenant defeasance:  no

Other terms:

•                              the default amount will be payable on any acceleration of the maturity of your notes as described under “—Special Calculation Provisions” below

•                              a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•                              a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement date or trade date, issue price, underwriting discount and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes.  We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement.  If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Copper Price

In this prospectus supplement, when we refer to the copper price, we mean the LME official price, in U.S. dollars, per metric ton of Grade A Copper, as determined by the LME (between 12:20 and 1:15 p.m. London time) for cash sellers plus settlement during the second ring session, as displayed on Bloomberg page “LOCADY <comdty>“) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Copper Price” below.

Payment of Principal on Stated Maturity Date

For each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the copper performance is less than 95.00%, the sum of: (1) the minimum settlement amount plus (2) the product of (i) $1,000 times (ii) the difference of (a) 95.00% minus (b) the copper performance; or

•                  if the copper performance is greater than or equal to 95.00%, the minimum settlement amount.

The copper performance is the quotient of (i) the final copper price divided by (ii) the initial copper price, expressed as a percentage.  The minimum settlement amount will be set on the trade date and is expected to be between $950.00 and $975.00.

The initial copper price will be set on the trade date.  The calculation agent will determine the final copper price, which will be the copper price on the determination date as calculated and published by the LME.  However, the calculation agent will have discretion to adjust the copper price on the determination date or to determine it in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” and “— Discontinuance of the Copper Price” below.

Stated Maturity Date

The stated maturity date is expected to be March 9, 2015, unless that day is not a business day, in which case the stated maturity date will be the next following business day.  If the determination date is postponed as described under “— Determination Date” below, the stated maturity date will be the third scheduled business day following the determination date, as postponed.

Determination Date

The determination date will be a date specified on the trade date and is expected to be March 4, 2015, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five scheduled trading days.  If a market disruption event occurs or is continuing on the last possible day or such last possible day is not a trading day, that day will nevertheless be the determination date.

Consequences of a Market Disruption Event or a Non-Trading Day

If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Determination Date” above.

If the calculation agent determines that the copper price that must be used to determine the cash settlement amount is not available on the determination date because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance of the Copper Price” below), then the calculation agent will nevertheless determine the copper price based on its assessment, made in its sole discretion, of the copper price on that day.

Discontinuance of the Copper Price

If the copper price is not available on the determination date because it has been discontinued, the copper price shall be determined by the calculation agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.

All determinations and adjustments to be made by the calculation agent as described in this prospectus supplement with respect to the copper price may be made by the calculation agent in its sole discretion.  The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier.  We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note.  Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action.  This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture.  In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities.  We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office.  We also may make any payment in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the copper price, the final copper price, the stated maturity date, the determination date, market disruption events, business days, trading days, the copper performance and the payment amount on your notes at maturity, if any.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes.  We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 28 in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which the LME is open for business and the copper price is calculated and published by the LME.

Default Amount

The default amount for your notes on any day (except as provided in the last sentence under “—Default Quotation Period” below) will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes.  That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking.  If either party obtains a quotation, it must notify the other party in writing of the quotation.  The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period.  With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above.  If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•	A-1 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

With respect to any given trading day, any of the following will be a market disruption event:

•	a material limitation, suspension, or disruption of trading in Grade A Copper which results in a failure by the LME to report a settlement or similar price for the copper price on such trading day,

•

if a limit price is imposed by the LME, the copper price on such trading day is a “limit price”, which means that the copper price on such trading day has increased or decreased from the previous day’s settlement price by the maximum amount then permitted by the LME,

•

trading in Grade A Copper is suspended or interrupted subsequent to the opening of trading and trading in Grade A Copper does not recommence at least ten minutes prior to, and continue until, the regularly scheduled close of trading in Grade A Copper, or

•	failure by the LME to announce or publish the settlement price of Grade A Copper on such trading day.

USE OF PROCEEDS

We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of copper, listed or over-the-counter options, futures, and other instruments linked to copper and indices designed to track the performance of the relevant copper markets or components of such markets on or before the trade date.  In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into in connection with the offered notes and perhaps in connection with other commodity- or index-linked notes we issue, some of which may have returns linked to copper.  Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to copper,

•	may take or dispose of positions in copper or contracts relating thereto,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on copper designed to track the performance of the relevant commodities markets or components of such markets, and/or

•

may take short positions in copper or other securities or instruments of the kind described above — i.e., we and/or our affiliates may sell securities, instruments or commodities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to copper.  We expect these steps to involve sales of instruments linked to copper on or shortly before the determination date.  These steps may also involve sales and/or purchases copper, or listed or over-the-counter options, futures or other instruments linked to copper or indices designed to track the performance of the copper markets.  Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above, including not acquiring any positions.  Investors will not have knowledge about our hedging positions.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount, if any, we will pay on your notes at maturity.  See “Additional Risk Factors Specific to Your Notes — Trading and Investment Activities by Goldman Sachs for its Own Account or for its Clients, May Negatively Impact Investors in the Notes” and “— Goldman Sachs’ Anticipated Hedging Activity May Negatively Impact Investors in the Notes and Cause our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes” above for a discussion of these adverse effects.

COPPER

Copper Price

In this prospectus supplement, when we refer to the copper price, we mean the LME official price, in U.S. dollars, per metric ton of Grade A Copper, as determined by the LME (between 12:20 and 1:15 p.m. London time) for cash sellers plus settlement during the second ring session, as displayed on Bloomberg page “LOCADY <comdty>“) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Copper Price” above.

The London Metal Exchange, a member of the HKEx Group, is a world center for the trading of industrial metals — more than 80% of all non-ferrous metal futures business is transacted on one of its three platforms.  It is self-regulated and is also regulated by the Financial Conduct Authority.  The LME first traded copper in 1877, and introduced its current contract specifications, which require Grade A Copper to be traded in lots of 25 tonnes (the price is quoted per tonne). Sellers of physical copper on the LME must deliver Grade A copper shaped in cathodes and having a chemical composition specified by the LME and must deliver an LME-approved brand that is warehoused at an LME-approved storage facility.

The market participants in the copper market include primary and secondary producers; fabricators, manufacturers, and end-use consumers; physical traders and merchants, who generally facilitate the domestic and international trade of copper supplies along the value chain and support the distribution of supplies to consumers and the banking sector. Copper supply generally comes from the extraction and processing of ore (“primary production”) and the recovery of copper from existing stock (“secondary production”). Primary production accounts for the majority of new global copper supply.

Copper’s physical, chemical, and aesthetic properties make it a material of choice in a wide range of electrical, electronics and communication, construction, transportation, industrial machinery and equipment, and general consumer applications. From copper derived from primary and secondary production, fabricators produce semi-fabricated products, such as copper wire, copper alloys, tube products, rods, bars, section, plate, sheets and strips, for various applications. The location of copper relative to consumption demand is important given its bulk and cost of transportation. The source of copper also is important to fabricators and consumers and affects buying behavior. Copper end-users will pay an additional locational premium to obtain copper of a specific brand that is stored in a specific location.

According to the LME’s website, world production of copper in 2011 was 19.8 million tons (per annum) and the major copper producing regions (and percentage of world production) were: Asia (46%), America (28%), Europe (19%), Africa (5%) and Oceania (2%). The market sectors reflected in industrial consumption in 2011 were: Electrical/Electronic (31%), Construction (25%), Consumer and General (17%), Transport (12%), Industrial Machinery (10%) and Other (5%). The copper price for your notes is based on the copper price as determined by the LME. Additional information is available at the following website: https://www.lme.com/metals/non- ferrous/copper/production-and-consumption/. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Historical Copper Prices

The copper price has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the copper price during the period shown below is not an indication that the copper price is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical copper prices as an indication of the future performance of the copper prices.  We cannot give you any assurance that the future performance of copper will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  Neither we nor any of our affiliates make any representation to you as to the copper performance.  The actual performance of the copper price over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical copper prices shown below.

The graph below shows the daily historical prices of copper from August 18, 2004 through August 18, 2014. We obtained the prices in the graph below from Bloomberg Financial Services, without independent verification.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

This section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

United States Holders

The discussion herein applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes.  You are a United States holder if you are a beneficial owner of a note and you are:

•                                          a citizen or resident of the United States;

•                                          a domestic corporation;

•                                          an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                                          a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The discussion herein does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                                          a dealer in securities, commodities, derivatives or currencies;

•                                          a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                                          a bank;

•                                          a life insurance company;

•                                          a regulated investment company;

•                                          a tax exempt organization;

•                                          a partnership;

•                                          a person that owns a note as a hedge or that is hedged against interest rate risks;

•                                          a person that purchases or sells notes as part of a wash-sale for tax purposes;

•                                          a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•                                          a person whose functional currency for tax purposes is not the U.S. dollar.

Although the discussion herein is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain.  Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Tax Treatment. The tax treatment of your notes is uncertain. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize the notes as short-term debt instruments that provide for a contingent payment upon maturity. Except as otherwise noted under “Alternative Treatments” below, this discussion assumes that the notes will be so treated.

Although there is no authority that specifically addresses the tax treatment of contingent short-term debt instruments, it is likely that, if your notes are so treated, you would not recognize any income prior to the maturity or earlier sale of the notes. The discussion below is only applicable to you if your taxable year does not end on a day that is between the determination date and the maturity date.

If your notes are so treated and you are an initial purchaser of the notes, upon the maturity of your notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your notes at such time and the amount you paid for your notes.  Upon a sale or exchange of your notes prior to maturity, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your notes and the amount received by you upon such sale or exchange, unless you sell or exchange your notes between the determination date and the maturity date, in which case it would be reasonable for you to generally treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss.  The deductibility of capital losses is subject to limitations.

If you are a secondary purchaser of the notes, you should be treated in the same manner as described above with respect to initial purchasers except that if you purchase your notes at a discount from their principal amount (i) and hold them until maturity, it would be reasonable for you to treat any income you recognize as short-term capital gain to the extent of the excess of the principal amount of your notes over the amount you paid for your notes and to treat any loss you recognize as short-term capital loss, or (ii) sell or exchange them between the final valuation date and the maturity date, any gain that you recognize upon such sale or exchange should be treated as short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your notes and the amount you paid for your notes.

For more information, please see the discussion under “United States Taxation —Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it might also be reasonable to characterize each note for all tax purposes as a single prepaid derivative contract with respect to the copper price that matures on the maturity date for the notes. If the notes are so treated, upon the sale, exchange or maturity of your notes, you should recognize gain or loss in an amount equal to the difference, if any, between the amount you receive at such time and your tax basis in the notes. Such gain or loss should be short-term capital gain or loss. Your tax basis in the notes should generally be equal to the amount that you paid for the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.  The rules therein governing information reporting and backup withholding regarding principal payments will apply to the payment you receive in respect of the notes at maturity regardless of whether such payments are properly treated as principal for U.S. federal income tax purposes.

United States Alien Holders

This section applies to you only if you are a United States alien holder.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                                          a nonresident alien individual;

•                                          a foreign corporation; or

•                                          an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

FATCA could impose a withholding tax of 30% on interest income (including original issue discount) and other periodic payments on the notes paid to you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each such non-U.S. payee in the payment chain comply with the applicable information reporting, account identification, withholding, certification and other FATCA-related requirements.  This withholding tax could also apply to all payments made upon the sale, exchange or maturity of the notes by a non-compliant payee.  In the case of a payee that is a non-U.S. financial institution (for example, a clearing system, custodian, nominee or broker), withholding generally will not be imposed if the financial institution complies with the requirements imposed by FATCA to collect and report (to the U.S. or another relevant taxing authority) substantial information regarding such institution’s U.S. account holders (which would include some account holders that are non-U.S. entities but have U.S. owners).    Other payees, including individuals, may be required to provide proof of tax residence or waivers of confidentiality laws and/or, in the case of non-U.S. entities, certification or information relating to their U.S. ownership.

Withholding may be imposed at any point in a chain of payments if the payee is not compliant.  A chain may work as follows, for example: The payment is transferred through a paying agent to a clearing system, the clearing system makes a payment to each of the clearing system’s participants, and finally the clearing system participant makes a payment to a non-U.S. bank or broker through which you hold the notes, who credits the payment to your account.   Accordingly, if you receive payments through a chain that includes one or more non-U.S payees, such as a non-U.S. bank or broker, the payment could be subject to withholding if, for example, your non-U.S. bank or broker through which you hold the notes fails to comply with the FATCA requirements and is subject to withholding.  This would be the case even if you would not otherwise have been directly subject to withholding.

A number of countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or investors that indirectly hold notes through financial institutions in) those countries.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes.  However, the withholding tax described above will not apply to payments made upon the sale, exchange or maturity of the notes before January 1, 2017.  We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  You should consult your tax advisor regarding FATCA.  You should also consult your bank or broker through which you would hold the notes about the likelihood that payments to it (for credit to you) may become subject to withholding in the payment chain.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction.  The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests.  Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption.  In general, available exemptions are:  transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96- 23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code).  The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f) (10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.  The underwriting discount set forth on the cover page of this prospectus supplement per $1,000 face amount is comprised of $      of underwriting fees and $      of selling commission.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.  The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $           .  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on                 , 2014, which is expected to be the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if we deliver the notes on the fifth business day following the pricing of the notes, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the offered notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such offered notes may be made to the public in that Relevant Member State:

(a) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of offered notes referred to in (a) to (c) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong, the “SFO”) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.  As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) pursuant to Section 276(7) of the SFA.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that other may give you.  This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so.  The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

		$ The Goldman Sachs Group, Inc. Commodity-Linked Notes due Medium-Term Notes, Series D Goldman, Sachs & Co.

	Page

Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-18
Use of ProceedS	S-23
Hedging	S-23
Copper	S-24
Supplemental Discussion of U.S. Federal Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-31
Supplemental Plan of Distribution	S-32

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Account Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140